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Exhibit 99.3

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9

MI DEVELOPMENTS ANNOUNCES 2011 FOURTH QUARTER AND YEAR END RESULTS

        March 9, 2012, Aurora, Ontario, Canada — MI Developments Inc. (TSX/NYSE: MIM) ("MID" or the "Company") today announced its results for the three-month period and year ended December 31, 2011.

        "Our revenue and operating results for the fourth quarter are in line with our expectations. For MID, 2011 was a transformative year in which a series of significant events culminated in a new look for the future. The strategic plan announced on October 25, 2011 forms the platform and directives upon which we will go forward and the Company's 2011 results show that important steps have been taken to both stabilize and grow the Company. To date and throughout 2012, the Company's focus will be on ensuring that the underlying actions, plans and details are in place or underway on each of the major objectives outlined in the strategic plan," commented Tom Heslip, Chief Executive Officer.

        MID's consolidated results for the three-month period and year ended December 31, 2011 and 2010 are summarized below (all figures are in U.S. dollars):

	MID CONSOLIDATED
	Three months ended December 31,		Year ended December 31,
(in thousands, except per share figures)	2011	2010	2011	2010
Revenues(1)	$45,310	$43,587	$182,949	$173,894

Income (loss) from continuing operations(1)	$3,544	$(1,112)	$59,196	$66,541
Income (loss) from discontinued operations(1)	—	(88,196)	96,601	(119,245)

Net income (loss)	$3,544	$(89,308)	$155,797	$(52,704)

Diluted earnings (loss) per share from:
— continuing operations	$0.08	$(0.02)	$1.26	$1.42
— discontinued operations	—	(1.89)	2.06	(2.55)

Diluted earnings (loss) per share	$0.08	$(1.91)	$3.32	$(1.13)

Funds from operations ("FFO")(2)	$14,259	$9,363	$102,266	$107,722
Diluted FFO per share(2)	$0.30	$0.20	$2.18	$2.31

(1)
Following the close of business on June 30, 2011, the Racing & Gaming Business, substantially all of the Company's lands held for development, a property in the United States and an income producing property in Canada (the "Arrangement Transferred Assets & Business") were transferred to entities owned by Mr. Frank Stronach and his family (the "Stronach Shareholder") in consideration for the elimination of MID's dual class share structure. The operating results of the Arrangement Transferred Assets & Business have been presented as discontinued operations. Income from continuing operations pertains to the Company's income producing property portfolio.

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. The Company determines FFO using the definition prescribed in the United States by the National Association of Real Estate Investment Trusts® ("NAREIT"). For a reconciliation of FFO to income from continuing operations, please refer to the section titled "Reconciliation of Funds from Operations to Income from Continuing Operations".

MID CONSOLIDATED FINANCIAL RESULTS

The results of operations of the Company for the three-month period and year ended December 31, 2011 and 2010 include those from continuing operations and discontinued operations.

Three-Month Period Ended December 31, 2011

Continuing Operations

        For the three-month period ended December 31, 2011, rental revenues increased by $1.7 million from $43.6 million in the fourth quarter of 2010 to $45.3 million in the fourth quarter of 2011 primarily due to the additional rent earned from contractual rent increases and completed projects coming on-stream.

        The Company's income from continuing operations was $3.5 million in the fourth quarter of 2011 compared to a net loss of $1.1 million in the prior year period. The increase in income from continuing operations of $4.6 million is primarily due to (i) the increase in rental revenue of $1.7 million for the reasons described above, (ii) a decrease in general and administrative expenses of $4.8 million primarily due to decreased compensation expense pertaining to the Company's Non-Employee Director Share-Based Compensation Plan and reduced insurance expense primarily related to reduced Directors' and Officers' liability insurance premiums, (iii) a decrease in interest expense and other financing costs of $0.9 million primarily due to a decrease in interest expense related to short-term borrowings and to a lesser extent an increase in interest income, (iv) an increase in foreign exchange gains of $0.6 million primarily resulting from the re-measurement of certain assets and liabilities that are denominated in a functional currency that is different from the relevant entity's reporting currency for accounting purposes, and (v) a decrease in income tax expense of $12.9 million, primarily due to an internal amalgamation expense in the prior year period, partially offset by (vi) a write-down of long-lived assets of $16.3 million primarily relating to two income producing properties in Austria and Germany, and (vii) an increase in depreciation and amortization expense of $0.2 million, primarily due to additional depreciation charges related to the completion of various expansion projects in 2011.

        FFO for the fourth quarter of 2011 increased $4.9 million from $9.4 million in the prior year period to $14.3 million in the current period primarily due to the increased income from continuing operations of $4.6 million which included a $13.0 million after tax write-down of long-lived assets.

Discontinued Operations

        For the three-month period ended December 31, 2011, the Company's results of operations were not impacted by the Arrangement Transferred Assets & Business as they were transferred to the Stronach Shareholder effective June 30, 2011.

Net Income

        Net income of $3.5 million for the fourth quarter of 2011 increased by $92.8 million from a net loss of $89.3 million in the prior year period. The increase is due to an increase in income from continuing operations of $4.6 million and a decrease in the loss from discontinued operations of $88.2 million in the fourth quarter of 2010.

Year Ended December 31, 2011

Continuing Operations

        For the year ended December 31, 2011, revenues increased by $9.0 million from $173.9 million in 2010 to $182.9 million in 2011, primarily due to an increase in rental revenue from $172.1 million in the year ended 2010 to $182.9 million in 2011, partially offset by a decrease in interest and other income from Magna Entertainment Corp. ("MEC") from $1.8 million to nil during the same period.

        Rental revenue increased by $10.8 million in the year ended 2011 compared to the prior year primarily due to the favourable effect of changes in foreign currency exchange rates, additional rent earned from contractual rent increases and completed projects coming on-stream.

        Interest and other income from MEC consist of interest and fees earned in relation to loan facilities between MID and MEC and certain of its subsidiaries. These loan facilities were settled and interest and other income thereon ceased in the second quarter of 2010 as MEC's Chapter 11 process concluded.

        The Company's income from continuing operations was $59.2 million in the year ended 2011 compared to $66.5 million in the prior year period. The decrease in income from continuing operations of $7.3 million is primarily due to (i) the decrease in interest and other income from MEC of $1.8 million for the reasons described above, (ii) a decrease in the impairment recovery related to the loans receivable from MEC of $10.0 million as a result of additional information and changes in facts and circumstances arising from the settlement of loans receivable from MEC, (iii) a purchase price consideration adjustment of $20.3 million relating to changes in the fair values assigned to certain assets of MEC that had been transferred to the Company, (iv) an increase in general and administrative expenses of $3.8 million primarily due to 2011 employee termination and recruiting expenses as well as advisory and other related costs primarily incurred in connection with the Company's plan of arrangement, (v) an increase in depreciation and amortization expense of $2.0 million primarily due to the impact of foreign exchange, (vi) a decrease in other gains of $2.0 million primarily due to a lease termination fee in 2010 and (vii) the write-down of long-lived assets of $19.1 million in 2011 relating to three properties, partially offset by (viii) the increase in rental revenue of $10.8 million for the reasons described above, (ix) a decrease of $2.3 million in interest expense and other financing costs primarily due to increased capitalized interest, a reduction in short-term borrowings and an increase in interest income, and (x) a decrease of income tax expense of $38.5 million in the year ended December 31, 2011 primarily due to the reversal of a liability relating to an internal amalgamation expense.

        FFO for the year ended December 31, 2011 decreased $5.4 million from $107.7 million in the prior year period to $102.3 million primarily due to the reduced income from continuing operations of $7.3 million for the reasons noted above and the add back of increased depreciation and amortization expense of $2.0 million.

Discontinued Operations

        Income from discontinued operations increased $215.8 million from a loss of $119.2 million during the year ended December 31, 2010 to income of $96.6 million during 2011. For the year ended December 31, 2011, the operating results of the Racing & Gaming Business are included to June 30, 2011, the date of transfer to the Stronach Shareholder. In the year ended December 31, 2010, the operating results of the Racing & Gaming Business are included commencing on April 30, 2010, the date the Racing & Gaming Business was acquired from MEC. Given these facts, a comparison of the results is not meaningful, however, one of the main reasons for the increase in income from discontinued operations in 2011 was due to the gain of $89.5 million recorded on the disposition of the Arrangement Transferred Assets & Business.

Net Income

        Net income of $155.8 million for the year ended December 31, 2011 increased by $208.5 million from a net loss of $52.7 million in the prior year period. The $208.5 million increase was primarily due to the increase in income from discontinued operations of $215.8 million.

        A more detailed discussion of MID's consolidated financial results for the three-month period and year ended December 31, 2011 and 2010 is contained in MID's Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") and the audited consolidated financial statements and notes thereto, which are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

RECONCILIATION OF FUNDS FROM OPERATIONS TO INCOME FROM CONTINUING OPERATIONS

	Three months ended December 31,		Year ended December 31,
(in thousands, except per share information)	2011	2010	2011	2010
Income (loss) from continuing operations	$3,544	$(1,112)	$59,196	$66,541
Add back depreciation and amortization	10,715	10,475	43,158	41,181
Deduct gain on disposal of real estate	—	—	(88)	—

Funds from operations	$14,259	$9,363	$102,266	$107,722

Basic and diluted funds from operations per share	$0.30	$0.20	$2.18	$2.31

Basic number of shares outstanding	46,871	46,708	46,888	46,708

Diluted number of shares outstanding	46,883	46,708	46,970	46,708

DIVIDENDS

MID's Board of Directors has declared a dividend of $0.50 per share on MID's Common Shares for the fourth quarter ended December 31, 2011. The dividend is payable on or about April 12, 2012 to shareholders of record at the close of business on March 23, 2012. The Common Shares will begin trading on an ex-dividend basis at the opening of trading on March 21, 2012.

        Unless indicated otherwise, MID has designated the entire amount of all past and future taxable dividends paid since January 1, 2006 to be an "eligible dividend" for purposes of the Income Tax Act (Canada), as amended from time to time. Please contact your tax advisor if you have any questions with regard to the designation of eligible dividends.

ABOUT MID

MID is a Canadian-based real estate company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio of properties in North America and Europe leased primarily to the automotive operating subsidiaries of Magna International Inc.

        For further information, please contact Tom Heslip, Chief Executive Officer, at 905-726-7639 or Michael Forsayeth, Chief Financial Officer, at 905-726-7600.

OTHER INFORMATION

Additional property statistics have been posted to MID's website at http://www.midevelopments.com/uploads/file/propertystatistics.pdf. Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information about MID, please see our website.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. In particular, this press release contains forward-looking statements regarding a strategic plan and a proposed conversion to a REIT. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, MID cautions that the timing or completion of the strategic plan and the timing or completion of the REIT conversion process cannot be predicted with certainty, and there can be no assurance at this time that all required or desirable approvals and consents to effect the plan and a REIT conversion will be obtained in a timely manner or at all. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect the REIT conversion; inability of MID to develop a suitable structure for the REIT conversion; the inability to obtain all required consents and approvals for the REIT conversion; and the risks set forth in the "Risks and Uncertainties" section in the Company's MD&A included in the 2011 Annual Report filed on SEDAR at www.sedar.com which investors are strongly advised to review. The "Risks and Uncertainties" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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  Exhibit 99.3
MI DEVELOPMENTS ANNOUNCES 2011 FOURTH QUARTER AND YEAR END RESULTS